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SEC FILE NUMBER
0-25969

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Radio One, Inc.

Full Name of Registrant

Former Name if Applicable

5900 Princess Garden Parkway, 7th FL

Address of Principal Executive Office (Street and Number)
Lanham, MD 20706

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Radio One, Inc. (the “Company”) will not be able to file its quarterly report on Form 10-Q for the quarter ended March 31, 2007, within the prescribed time period because it has not completed the restatement of its financial statements relating to its historical stock option grant practices. As previously announced, the Company’s audit committee conducted an internal review of the Company’s historical stock option granting practices and related accounting treatment with the assistance of outside legal counsel. As a result of that review, the Company expects to restate its historical financial statements to record additional stock-based compensation expense with respect to certain stock option grants over the vesting periods of the options. The determination of the amount of such charges, the resulting tax impact, and how the accounting adjustments will be reflected in its financial statements is being finalized by the Company and reviewed by the Company's independent auditors.

The Company continues to work diligently to complete the restatement process and, upon completion and audit of the restated financial statements, the Company will file its Form 10-K for the fiscal year ended December 31, 2006. The Company intends to file the Form 10-Q for the quarter ended March 31, 2007 as promptly as practicable thereafter.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Scott R. Royster	301	306-1111
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-K for fiscal year ended December 31, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is completing its preparation of its financial statements and currently is unable to provide a reasonable estimate of the first quarter results at this time.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ Scott R. Royster

Scott R. Royster
Executive Vice President and Chief Financial Officer